BOKONI – UPDATE ON LABOUR UNREST

9 October 2012

Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that 2,161 employees taking part in unprotected industrial action at Bokoni Platinum Mines (“Bokoni”) since Monday, 1 October 2012 have been dismissed, following the granting of a court interdict in favour of Bokoni.

Dismissed employees have been given up until the close of business on Wednesday, 10 October 2012 to appeal their dismissal.

Bokoni management continues to work with recognised employee representatives, the authorities and other stakeholders to support the restoration of law and order to the affected areas and to allow dismissed employees who wish to appeal their dismissal to return to work and do so without threat or intimidation.

Further updates will be made in due course.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.